GASCO ENERGY, INC.
8 Inverness Drive East, Suite 100
Englewood, CO 80112
November 6, 2007
Via Facsimile (202) 772-9368 and EDGAR Submission
Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549-0405
Attention: Ms. Carmen Moncada-Terry

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4
(Registration No. 333-144387) of Gasco Energy, Inc. (the “Company”)
Ladies and Gentlemen;
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 9:30 a.m. (EDT) on November 8, 2007 or as soon as practicable thereafter.
     The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff of the Division of Corporation Finance (the “Staff’) acting pursuant to delegated authority, declare the Registration Statement effective, it (i) does not foreclose the Commission from taking any action with respect to the Registration Statement and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at (303) 483-0044 with any questions regarding this matter.

Very truly yours, GASCO ENERGY, INC.
By:	/s/ W. King Grant
	Name:	W. King Grant
	Title:	Chief Financial Officer